FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	FY2007 Q1 Earnings Results
2.	Earnings Forecasts/Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 04, 2007	By:	/s/ Won Seon Kim
			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

WEBZEN INC. 2007 Q1 EARNINGS RESULTS

2007 Q1 Results Summary
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
Revenue	6,299	5,347	17.8%	5,182	21.6%
Operating Expenses	11,244	11,181	0.6%	11,549	-2.6%
Operating Profit	-4,945	-5,834	-	-6,367	-
OP Margin	-	-	-	-	-
Ordinary Profit	-4,883	-3,804	-	-7,373	-
Ordinary Profit Margin	-	-	-	-	-
Net Income	-5,926	-10,876	-	-5,857	-
Revenue
During 1st quarter, we recorded a 6.3 billion won revenue and 4.9 billion operating loss.
With the commercial launch of SUN in Korea on November 14, revenue increased 17% from previous quarter, and 22% YoY.
Total operating expenses was 11.2 billion won, which was similar to previous quarter, and operating loss decreased 15% from last quarter, and 22% YoY.
Ordinary loss was 4.9 billion won, and net loss was 5.9 billion won.

Revenue Breakdown
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
Revenue	6,299	5,347	17.8%	5,182	21.6%
Domestic	5,351	4,694	14.0%	4,323	23.8%
Overseas	943	646	46.0%	826	14.2%
Other	5	7	-28.6%	33	-84.8%
Domestic revenue increased 14% to 5.3 billion won. MU’s domestic revenue has been stabilizing, and SUN’s domestic commercialization has contributed to our revenue increase.
1st quarter overseas royalty increased 46% to 943 million won from previous quarter and other revenue,

which includes mobile revenue decreased 28%.

Domestic Revenue Breakdown
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
MU	4,392	4,340	1.2%	4,323	1.6%
Individual	3,426	3,335	2.7%	3,188	7.5%
Internet Café	966	1,005	-3.9%	1,135	-14.9%
Soul of the Ultimate Nation (SUN)	959	354	170.9%	-	-
Individual	435	255	70.6%	-	-
Internet Café	524	99	429.3%	-	-
Total	5,351	4,694	14.0%	4,323	23.8%
Among the domestic revenue, individual accounts increased 3% to 3.4 billion won and internet café revenue decreased 4% to 966 million won.
SUN’s revenue, including internet café revenue, was 959 million won during Q1.

Overseas Royalty Revenue Breakdown
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
MU	759	646	17.5%	826	-8.1%
China	55	67	-17.9%	62	-11.3%
Taiwan	104	106	-1.9%	124	-16.1%
Japan	347	390	-11.0%	508	-31.7%
Thailand	-	-	-	57	-
Philippines	61	58	5.2%	75	-18.7%
Vietnam	124	8	1450.0%	-	-
U.S.	68	17	300%	-	-
Soul of the Ultimate Nation (SUN)	184	-	-	-	-
Taiwan	184	-	-	-	-
TOTAL	943	646	46.0%	826	14.2%

Overseas royalty revenue increased due to the technical support fee and license fee received from Taiwan related to SUN.
We recorded 120 million won from Vietnam due to a lump recognition of revenue generated from last November.
In the US, we recorded 68 million won revenue from the recognition of MU premium package sales occurred during the previous quarter. China and Japan revenue decreased by 18% and 11% respectively.
We are expecting overseas revenue to increase, due to the commercial launch of SUN in China scheduled during the second quarter, and also due to the revenue increase in Japan after the subscription model change to microtransaction.

Total Operating Expenses
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
Total Operating Costs	11,244	11,181	0.6%	11,549	-2.6%
Labor Costs	5,978	5,489	8.9%	6,420	-6.9%
Depreciation	515	773	-33.4%	582	-11.5%
Commission Paid	1,760	1,485	18.5%	1,066	65.1%
Marketing Expenses	314	881	-64.4%	772	-59.3%
Sales Commission	210	254	-17.3%	194	8.2%
Other	2,467	2,299	7.3%	2,515	-1.9%
Total Operating Expenses
Labor costs increased 9% to 5.9 billion won due to the increase in wages and the payment of new year’s bonuses.
Due to the efficient management of personnel, total headcount decreased by 70 people to 578 as of end of 1st quarter.
Accordingly, from second quarter we sill start seeing the results achieved from the reduction of labor costs. Henceforth, we will try to reduce costs as much as possible through effective management.
Depreciation decreased 33% to 515 million won, and sales commission decreased 17% to 210 million won. Commission paid increased 18% to 1.7 billion won.
Also, by reducing unnecessary marketing costs, marketing expenses decreased 64% to 314 million won during first quarter.

Non-operating Items
(Unit: KRW mm)
	2007 Q1	2006 Q4	QoQ	2006 Q1	YoY
Non-operating Income	62	2,030	-96.9%	-649	-
Interest Income	880	975	-9.7%	1,011	-13.0%
Profit (Loss) on Foreign Exchange	45	-108	-	-257	-
Gain on Equity Method	-1,015	-1,192	-	-1,457	-
Gain on disposal of Marketable Securities	56	2,320	-97.6%	-	-
Other	96	35	174.3%	54	77.8%
Due to the decrease of our cash balance, interest income decreased by 95 million won to 880 million won during first quarter.
Loss in equity method decreased by 180 million won to negative 1 billion won.
Accordingly, our non-operating income was 62 million won.
As of end of Q1, cash and cash equivalents, including marketable securities was 76 billion won, which is a 7 billion won decrease from previous quarter.

Equity Method
(Unit: KRW mm)
	2006 Q1	2006 Q4	QoQ	2006 Q1	YoY
9Webzen	-	-	-	-60	-
Webzen Taiwan	-286	-396	-	-493	-
Webzen China	-	-19	-	-243	-
Webzen America	28	-16	-	-9	-
Total	-757	-761	-	-651	-

Webzen Inc.
Non-consolidated Balance Sheet

* The FY 2007 Q1 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Q1 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	As of
	31-Mar-07	31-Dec-06	31-Mar-06
	KRW	KRW	KRW
Assets
I. Current Assets	91,073,195,756	99,658,502,314	123,250,603,960
(1) Quick Assets	91,073,195,756	99,658,502,314	123,250,603,960
Cash and cash equivalents	68,984,802,327	76,238,563,962	105,363,808,336
Short-term financial instruments	4,445,931,689	4,445,690,286	1,309,060,525
Accounts receivable, net.	5,981,066,030	4,949,516,538	4,466,009,611
Short-term loans	794,073,500	962,392,920	1,071,528,740
Accrued income receivable	443,507,552	420,319,037	150,949,677
Non-trade receivable	609,690,671	64,741,816	743,888,984
Marketable securities	8,499,256,998	11,747,356,143	6,447,830,088
Advance payments	559,938,720	38,353,000	1,068,608,839
Prepaid income taxes	118,517,440	538,892,220	142,483,720
Value added taxes	-	-	-
Prepaid expenses	636,410,829	252,676,392	514,203,679
Other current assets	-	-	-
Deferred income tax debits	-	-	1,972,231,761

(2) Inventory	-	-	-
1. Goods	-	-	-

II. Fixed Assets	67,702,694,985	65,219,879,590	61,994,079,523
(1) Investments	44,609,377,256	41,257,926,154	38,407,472,371
Long-term financial instruments	-		-
Long-term loans	2,333,564,511	2,155,052,841	1,034,250,800

Investments in securities according to equity method	1,509,897,190	1,737,121,508	4,856,720,305
Available-for-sale securities	-	-	535,665,682
Long-term prepaid expenses	21,382,847,050	18,382,683,300	17,312,665,555
Guarantee deposits	19,082,266,355	18,682,266,355	10,873,578,930
Other investments	300,802,150	300,802,150	300,802,150
Long-term deferred income tax debits	-	-	3,493,788,949

(2) PP&E	10,865,609,588	11,221,639,851	12,159,980,245
Land	2,611,544,500	2,611,544,500	2,611,544,500
Buildings and auxiliary facilities	5,564,165,916	5,602,562,912	5,717,753,907
Equipment	2,342,583,045	2,561,237,036	3,331,438,040
Facilities	347,316,127	446,295,403	499,243,798

(3) Intangible assets	12,227,708,141	12,740,313,585	11,426,626,907
Organization expenses	-	-	-
Software	3,061,660,655	3,373,579,747	4,172,336,319
Goodwill	-	-	-
Capitalized R&D costs	9,166,047,486	9,366,733,838	7,254,290,588
Other intangible assets	-	-	-
Total assets	158,775,890,741	164,878,381,904	185,244,683,483

I. Current Liabilities	8,941,950,161	7,269,155,752	8,909,970,200
Accounts payable	1,517,357,520	1,215,266,183	2,025,869,895
Accrued expenses	1,159,391,206	465,467,883	813,260,349
Accrued income taxes	-	-	-
Withholdings	279,037,959	253,692,658	472,464,095
Deposits received	871,875,000	871,875,000	871,875,000
Withhold value added tax	350,984,956	213,494,404	8,571,666
Advances received	101,251,176	103,019,641	106,250,696
Unearned revenues	4,469,402,118	4,084,039,983	4,167,136,621
Provision for sales promotion	-	-	258,783,068
Provision for other estimated liabilities	144,327,420	62,300,000	185,758,810
Other Current Liabilities	48,322,806		-
Short term deferred income tax credits	-	-	-

II. Fixed Liabilities	6,240,420,280	5,650,781,629	4,421,751,813
Accrued severance benefits	5,161,149,381	5,602,929,856	4,255,331,707
Long-term unearned income	954,324,658	27,851,773	156,420,106
Long term Deferred income tax Credits	-	-	-
Long-term accounts payable	10,000,000	10,000,000	10,000,000
Long-term Borrowings	114,946,241	10,000,000	-
Total Liabilities	15,182,370,441	12,919,937,381	13,331,722,013

I. Capital Stock	6,486,000,000	6,486,000,000	6,485,000,000
Common stock	6,486,000,000	6,486,000,000	6,485,000,000

II. Capital Surplus	135,466,502,809	135,466,502,809	135,436,087,227
Additional paid-in capital	135,466,502,809	135,466,502,809	135,436,087,227

III. Retained Earnings	16,372,240,902	22,298,261,066	47,959,620,351
Legal appropriated retained earnings	322,500,000	322,500,000	322,500,000
Appropriated-Reserve for business rationalization	117,904,363	117,904,363	117,904,363
Appropriated-Reserve for future investments	442,699,142	442,699,142	442,699,142
Unappropriated retained earnings to be carried forward	15,489,137,397	21,415,157,561	47,076,516,846

IV. Capital adjustments	(14,731,223,411)	(12,282,319,352)	(17,968,246,108)
Capital Adjustment-Unrealized gains on AFS	4,230,254,190	6,771,795,838	216,635,418
Capital Adjustment-Unrealized losses on AFS	-	-	-2,415,660
Treasury Stock	(18,307,830,040)	(18,307,830,040)	(17,634,086,540)
Stock option	781,858,501	719,780,537	513,924,979
Loss on investments in equity method securities	(1,422,831,962)	(1,453,391,587)	(1,049,630,205)
Gains on sale of treasury stock	(12,674,100)	(12,674,100)	-12,674,100
Total shareholders' equity	143,593,520,300	151,968,444,523	171,912,461,470
Total liabilities and SE	158,775,890,741	164,888,381,904	185,244,183,483

Webzen Inc.
Non-consolidated Income Statement
* The FY 2007 Q1 financials have been prepared on an unaudited basis, and may be subject to change during the independent auditing process
* The FY 2007 Q1 financial statements are non-consolidated, and have been prepared under the Korean General Accepted Accounting Principles)

	Three months ended
	31-Mar-07	31-Dec-06	31-Mar-06
	KRW	KRW	KRW
I. Sales	6,298,789,458	5,347,040,497	5,182,005,433
Online game	5,353,668,654	4,698,633,001	4,353,300,999
Royalty	945,120,804	648,407,496	828,704,434
Merchandise	-	-	-
II. Cost of goods sold	3,870,207,935	3,680,560,809	2,539,453,906
Online game	3,870,207,935	3,680,560,809	2,539,453,906
Merchandise	-	-	-
III. Gross profit	2,428,581,523	1,666,479,688	2,642,551,527
IV. Selling, general and administrative	7,373,785,608	7,500,893,218	9,009,645,183
Salaries expenses	1,756,697,183	1,776,681,632	1,733,689,241
Bonus	282,927,707	(107,485,650)	240,918,403
Severance benefits	18,935,573	262,547,595	167,519,555
Welfare benefits	223,171,559	251,881,377	220,703,863
Travel expenses	99,720,986	98,020,505	154,366,215
Entertainment expenses	64,183,622	55,988,308	77,760,371
Communication expense	18,220,896	19,320,794	74,480,368
Utility expenses	25,484,950	16,651,014	28,194,651
Taxes and dues	80,324,135	98,317,059	101,232,661
Depreciation	92,262,049	162,327,204	129,223,788
Rental expense	58,580,986	60,555,600	72,550,233
Repairs expenses	15,500	150,000	-
Insurance premium	53,118,412	46,948,533	47,005,520
Vehicle maintenance expenses	16,687,788	14,541,874	18,958,856
Ordinary research and development expenses	3,199,130,063	2,916,712,181	3,904,121,855
Freight expenses	3,898,468	4,741,356	9,228,409
Training expenses	11,310,718	32,019,393	32,930,007

Publication expenses	6,070,210	10,743,419	7,960,141
Office supplies expenses	3,676,826	2,118,311	3,316,768
Supplies expenses	7,116,443	19,452,181	21,983,163
Commissions paid	734,552,898	563,264,058	863,343,197
Advertising expenses	313,725,045	881,391,404	772,279,783
Bad debt expenses	-	20,510,147	45,168,867
Sales commissions	209,828,101	254,107,072	194,350,392
Amortization cost of intangible assets	44,232,748	40,328,012	41,192,998
Sample expenses	-	-	-
Compensation expenses assoc. w/ stock options	49,912,742	(940,161)	47,165,878
V. Operating profit	(4,945,204,085)	(5,834,413,530)	(6,367,093,656)
VI. Non-operating income	1,179,460,276	3,349,958,906	1,101,782,478
Interest income	881,621,940	974,844,687	1,011,347,645
Gains on foreign currency transaction	17,902,671	6,181,588	747,582
Income from commission	12,705,600	22,324,968	19,500,000
Gains on foreign currency translation	44,648,571	9,380	619,675
Gains on valuation of forward currency contracts	-	-	-
Gains on disposition of PPE	211,508	-	276,648
Equity income on investments	28,045,351	-	-
Gains on available for sale securities	56,184,211	2,320,561,588	68,355,679
Gains on forward currency transactions	-	-	-
Reversal of Compensation Exp. associated with SO	137,841,548	-	-
Miscellaneous income	298,876	26,036,695	935,249
VII. Non-operating expenses	1,117,407,565	1,319,755,744	2,107,787,301
Interest Expense	1,972,517	-	-
Losses on foreign currency transaction	17,418,761	75,611,505	173,086,868
Donations	-	550,000
Losses on foreign currency translation	123,985	38,114,656	85,117,086
Loss on disposal of tangible assets	5,727,809	7,908,189	-
Losses on forward currency transactions	-	-	-
Losses on disposal of available-for-sale securities	-	-	-
Losses on valuation of intangible assets	-	-	-
Miscellaneous losses	48,727,569	6,042,655	36,012,275
Losses on valuation of forward currency contracts	-	-	-
Additional Payment of Income Taxes	-	-	-

Losses on disposition of PPE	-	-	-
Equity losses on investments	1,043,436,924	1,191,528,739	1,813,571,072
VIII. Profit before extraordinary items	(4,883,151,374)	(3,804,210,368)	(7,373,098,479)
IX. Extraordinary gains	-	-	-
X. Extraordinary losses	-	-	-
XI. Income before income tax expenses	(4,883,151,374)	(3,804,210,368)	(7,373,098,479)
XII. Income tax expenses	1,042,868,790	7,072,412,510	(1,515,812,111)
XIII. Net income (loss)	(5,926,020,164)	(10,876,622,878)	(5,857,286,368)

Contacts:

Webzen Inc.
Daelim Acrotel Building, 6th Floor
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
Sung Ho Lee
Investor Relations
+ 82-2-3498-6818
Email: shlee@webzen.com

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.

Item 2

Earnings Forecasts/Guidance

❖ The information contained in this forecast is estimated. The actual results may vary.
1. Details of Information
Period	① 2007 Q2 (04/04/2007 - 06/30/2007) ② FY2007 (01/01/2007 - 12/31/2007)
Details of Prospects/Forecasts
① 2007 Q2 Guidance
- Revenue: 8 billion won (MU: 5.4 billion won, SUN: 2.6 billion won)
- Operating Profit: -2.5 billion won

② FY2007 Guidance:
- Revenue: 32 billion won (MU: 21 billion won, SUN: 10.3 billion won. Other: 700 million won)
- Operating Profit: -10.9 billion won

2. Basis for Prospects/Forecasts	Please acknowledge that 2007 1Q guidance is based on company’s recent business results, and internal research, and may be changed due to market conditions and management principles.
3. Other	-
4. Selective Release
Information Providers	Webzen Inc.
Intended Audience	Institutional investors and retail investors, analysts, media, etc.
(Scheduled) Time and Place for Release of Information	05/03/2007 after public disclosure
5. Contact Information
Person Responsible for Disclosure (Contact Information)	Won Seon Kim, CFO (+82-2-3498-1600)
Person in Charge of Disclosure (Contact Information)	Shin Mook Lim, (+82-2-3498-1600)
Office in Charge (Contact Information)	Investor Relations (+82-2-3498-6818)

Forward-Looking Statements:

Certain statements in this document may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, to collect, and in a timely manner, license fees and royalty payments from or operate commercially successful online games; our ability to compete access technological developments in our industry; our ability to recruit and strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements reflect new, changing or unanticipated events or circumstances.